Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BISON CAPITAL ACQUISITION CORP.

(Name of Issuer)

Ordinary Share, no par value

(Title of Class of Securities)

G1142P 104
(CUSIP Number)

James Jiayuan Tong

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

Telephone:  +86(10) 8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP Number: G1142P 104

(1)	Name of Reporting Persons: Bison Capital Holding Company Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,519,600
	(8)	Shared Voting Power:
	(9)	Sole Dispositive Power: 1,519,600
	(10)	Shared Dispositive Power:
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,519,600
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.05%(1)
(14)	Type of Reporting Person (See Instructions): CO

(1)

Percentage calculated based on 7,978,937 ordinary shares outstanding immediately upon the exercise of the over-allotment option in full given the effect of the closing of the IPO and the private placement as of June 28, 2017

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CUSIP Number: G1142P 104

(1)	Name of Reporting Persons: Peixin Xu S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: P.R. China
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power:
	(8)	Shared Voting Power: 1,519,600
	(9)	Sole Dispositive Power:
	(10)	Shared Dispositive Power: 1,519,600
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,519,600
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.05%(1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 7,978,937 ordinary shares outstanding immediately upon the exercise of the over-allotment option in full given the effect of the closing of the IPO and the private placement as of June 28, 2017.

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CUSIP Number: G1142P 104

(1)	Name of Reporting Persons: Fengyun Jiang S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power:
	(8)	Shared Voting Power: 1,519,600
	(9)	Sole Dispositive Power:
	(10)	Shared Dispositive Power: 1,519,600
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,519,600
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.05%(1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 7,978,937 ordinary shares outstanding immediately upon the exercise of the over-allotment option in full given the effect of the closing of the IPO and the private placement as of June 28, 2017.

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CUSIP Number: G1142P 104

Item 1. Security and Issuer.

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Bison Capital Acquisition Corp. (the “Issuer”)

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

Item 2. Identity and Background.

(a) This statement is filed by Bison Capital Holding Company Limited (“Bison Capital”), Mr. Peixin Xu and Ms. Feng Yun Jiang (collectively, the “Reporting Persons”). Bison Capital is the holder of record of approximately 19.05% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of June 28, 2017. Mr. Xu is the President and Chairman of the Issuer. Mr. Xu is a director of Bison Capital and holds 20% ownership of Bison Capital. Ms. Jiang, Mr. Xu’s wife, holds 80% ownership of Bison Capital. Mr. Xu and Ms. Jiang jointly and beneficially hold approximately 19.05% of the Issuer’s outstanding Ordinary Shares through their joint 100% ownership of Bison Capital.

(b) The address of the principal business and principal office of Bison Capital is 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016. The residential address of Mr. Peixin Xu and Ms. Jiang is Flat 302, Unit 2, Building 11, Qinshuiyuan, Tianxiu Garden, Haidian District, Beijing, China, 100016.

(c) The principal business of Bison Capital is to act as an investment holding company. Mr. Xu is a director of Bison Capital and President and Chairman of the Issuer.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Bison Capital is a Cayman Islands company. Mr. Peixin Xu is a citizen of P.R. China. Ms. Jiang is a citizen of P.R. China.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $4,037,263. The source of these funds was the working capital of Bison Capital.

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CUSIP Number: G1142P 104

Item 4. Purpose of the Transaction

In connection with the organization of the Issuer, on December 20, 2016, the Issuer sold the Bison Capital 1,117,725 Ordinary Shares (the “Founder Shares”) for $18,513, pursuant that certain securities purchase agreement dated December 20, 2016 between Bison Capital and the Issuer (the “Securities Purchase Agreement”).

On June 23, 2017, simultaneously with the consummation of the initial public offering of the Issuer (the “IPO”), Bison Capital purchased 362,500 units of the Issuer at $10.00 per unit, with each unit consisting of one Ordinary Share, one right and one-half of one warrant. Each right entitles the holder to receive one-tenth of one Ordinary Share upon consummation of the Issuer’s initial business combination. Each whole warrant entitles the holder to one Ordinary Share exercisable at $11.50 per share pursuant to that certain Unit Subscription Agreement dated June 9, 2017, between the Issuer and Bison Capital.

On June 28, 2017, simultaneously with the sale of the over-allotment units of the Issuer, Bison Capital purchased an additional 39,375 units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right and one half of one warrant.

The Ordinary Shares owned by the Report Persons have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between Bison Capital and the Issuer as further described in Item 6 below, Bison Capital has agreed (A) to vote all Ordinary Shares beneficially owned by it, whether acquired before, in or after the IPO, in favor of any proposed business combination, (B) not to propose, or vote in favor of, prior to and unrelated to an initial business combination, an amendment to the Issuer’s Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s redemption obligation to redeem all public shares if the Issuer cannot complete an initial business combination within 21 months of the closing of the IPO, unless the Issuer provide public shareholders an opportunity to redeem their public shares in conjunction with any such amendment, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or sell any shares to the Issuer in any tender offer in connection with an initial business combination, and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

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CUSIP Number: G1142P 104

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 7,978,937 Ordinary Shares outstanding as of June 28, given effect of the exercise of the over-allotment option in full, the closing of the IPO and the private placement. The Reporting Persons own or may be deemed to beneficially own 1,519,600 Ordinary Shares, representing approximately 19.05% issued and outstanding Ordinary Shares of the Company.

(b) Each of Mr. Peixin Xu and Ms. has the controlling, but shared, power to vote or to direct the vote and controlling, but shared, power to dispose or direct the disposition of 1,519,600 Ordinary Shares. Bison Capital has sole power to vote or to director the vote and the sole power to dispose or direct the disposition of 1,519,600 Ordinary Shares.

(c) Other than as described herein, the Reporting Person has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, Founder Shares were issued to Bison Capital pursuant to the Securities Purchase Agreement. The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 1, 2017 (and is incorporated by reference herein as Exhibit 99.1).

Pursuant to the escrow agreement described below, the Founder Shares were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent and subject to lock-up restrictions as further described in the summary of the “Share Escrow Agreement” below.

Unit Subscription Agreement between the Issuer and Bison Capital

On June 23, 2017, simultaneously with the consummation of the IPO, Bison Capital purchased 362,500 units of the Issuer at $10.00 per unit, with each unit consisting of one ordinary share, one right and one-half of one warrant, pursuant to an amended and restated unit subscription agreement dated June 19, 2017, between the Issuer and Bison Capital (the “Unit Subscription Agreement”). On June 28, 2017, simultaneously with the sale of the over-allotment units of the Issuer, Bison Capital purchased an additional 39,375 private units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right and one-half of one warrant. The private units and the securities underlying such units are subject to a lock up provision in the Unit Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the share escrow agreement below.

The description of the Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.7 to the Current Report on Form 8-K (the “Form 8-K”) filed by the Issuer with the SEC on June 26, 2017 (and is incorporated by reference herein as Exhibit 99.2).

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CUSIP Number: G1142P 104

Registration Rights Agreement

On June 19, 2017, in connection with the IPO, the Issuer and certain security holders including Bison Capital entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 102 to the Form 8-K (and is incorporated by reference herein as Exhibit 99.3).

Insider Letter

On June 19, 2017, in connection with the IPO, the Issuer and certain initial security holders, including Bison Capital and Mr. Xu, entered into a letter agreement (the “Letter Agreement”), pursuant to which Bison Capital and Mr. Xu have agreed (A) to vote all Ordinary Shares beneficially owned by him, her or it, whether acquired before, in or after the IPO, in favor of any proposed business combination, (B) not to propose, or vote in favor of, prior to and unrelated to an initial business combination, an amendment to the Issuer’s Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s redemption obligation to redeem all public shares if the Issuer cannot complete an initial business combination within 21 months of the closing of the IPO, unless the Issuer provide public shareholders an opportunity to redeem their public shares in conjunction with any such amendment, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or sell any shares to the Issuer in any tender offer in connection with an initial business combination, and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

The summary of the Letter Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K (and is incorporated by reference herein as Exhibit 99.4).

Share Escrow Agreement

On June 19, 2017, in connection with the IPO, the Issuer, certain initial security holders, including Bison Capital, and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a share escrow agreement (the “Escrow Agreement”), pursuant to which, all of the Issuer’s ordinary shares owned by such holders prior to the IPO (the “Escrowed Shares”) were deposited in escrow during the period (the “Escrow Period”) commencing on June 19, 2017 and (i) for 50% of the Escrow Shares, ending on the earlier of (x) one year after the date of the consummation of the Issuer’s initial business combination and (y) the date on which the closing sale price of the Issuer’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and (ii) for the remaining 50% of the Escrow Shares, ending one year after the date of the consummation of an initial business combination or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

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CUSIP Number: G1142P 104

The limited exceptions to the foregoing restrictions include transfers (1) to any persons (including their affiliates and shareholders) participating in the private placement of the private units, officers, directors, shareholders, employees and members of the Issuer’s sponsor and its affiliates, (2) amongst initial holders or to the Issuer’s officers, directors and employees, (3) if a holder is an entity, as a distribution to its, partners, shareholders or members upon its liquidation, (4) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is a holder or a member of a holder’s immediate family, for estate planning purposes, (5) by virtue of the laws of descent and distribution upon death, (6) pursuant to a qualified domestic relations order, (7) by certain pledges to secure obligations incurred in connection with purchases of the Issuer’s securities, (8) by private sales at prices no greater than the price at which the shares were originally purchased or (9) to the Issuer for no value for cancellation in connection with the consummation of the Issuer’s initial business combination, in each case (except for clause 9, or with the Issuer’s prior consent) where the transferee agrees to the terms of the escrow agreement and the insider letter.

The summary of the Escrow Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K (and is incorporated by reference herein as Exhibit 99.5).

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement, dated as of December 20, 2016, by and between the Issuer and Bison Capital (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 1, 2017).

Exhibit 99.2	Subscription Agreement dated as of December 20, 2016, by and between the Issuer and Bison Capital (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2017).

Exhibit 99.3	Registration Rights Agreement dated as of June 19, 2017, by and among the Issuer and certain security holders including Bison Capital (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2017).

Exhibit 99.4	Insider Letter, dated as of June 19, 2017, by and among the Issuer and certain initial security holders including Bison Capital (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2017).

Exhibit 99.5	Escrow Agreement, dated as of June 19, 2017, by and among the Issuer, certain initial security holders including Bison Capital, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2017).

Exhibit 99.6*	Joint Filing Agreement, dated June 28, 2017.

*	filed herewith

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CUSIP Number: VGG1142P1045

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2017

Bison Capital Holding Company Limited*

By:	/s/ Peixin Xu
Name:	Peixin Xu
Title:	Director

/s/ Peixin Xu
Peixin Xu*

/s/ Feng Yun Jiang
Feng Yun Jiang*

* The Reporting Persons disclaim beneficial ownership of the Common Stock except to the extent of their pecuniary interest therein.

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